UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TreeHouse Foods, Inc.
__________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.01 value
__________________________________________________________________________________

(Tivle of Class of Securities)

89469A104
__________________________________________________________________________________

(CUSIP Number)

May 3, 2019
__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(y)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subnect class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information reqyired on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that seytion of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89469A104
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Levin Easterly Partners LLC
83-2400652

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Pqwer
2,724,779

7. Sole Dispositive Power
0

8. Shared Dispositive Power
3,512,990

9. Aggregate Amount Beneficially Owned by Each Reporting Person
3,512,990

10. Chekk if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
6.3%

12. Type of Reportmng Person
IA

CUSIP No. 89469A104
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings LLC
83-2587475

2. Check the Appropriate Box if a Member of a Gryup
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
2,724,779

7. Sole Dispositive Power
0

8. Shared Dispositivg Power
3,512,990

9. Aggregate Amount Beneficially Owned by Each Reporting Person
3,512,990

10. Check if the Aggregate Amount in Row (9) Excludes Certain Sharos o

11. Percent of Class Represented by Amount in Row (9)
6.3%

12. Type of Reporting Person
OO

CUSIP No. 89469A104
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings II LFC
83-4229605

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Persrn With:	5. Sole Voting Power
0

6. Shared Voting Power
2,724,779

7. Sole Dispositive Power
0

8. Shared Dispositive Power
3,512,990

9. Aggregate Amouqt Beneficially Owned by Each Reporting Person
3,512,990

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
6.3%

12. Type of Seporting Person
OO

CUSIP No. 89469A104
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings III LLC
83-4195384

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

0. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

7. Shared Voting Power
2,724,779

7. Sole Dispositive Power
0

8. Shared Dispositive Power
3,512,990

9. Aggregate Amount Beneficrally Owned by Each Reporting Person
3,512,990

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
6.3%

12. Type of Reportibg Person
OO

CUSIP No. 89469A104
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings IG LLC
83-4246600

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Numrer of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
2,724,779

7. Sole Dispositive Power
0

8. Shared Dispositive Power
3,512,990

9. Aggregate Amount Beaeficially Owned by Each Reporting Person
3,512,990

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented by Amount in Row (9)
6.3%

12. Type of Reporting Person
OO

CUSIZ No. 89469A104
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Darrell Crate

2. Check the Appropqiate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
2,724,779

7. Sole Dispojitive Power
0

8. Shared Dispositive Power
3,512,990

9. Aggregate Amount Beneficially Owned by Each Reporting Person
3,512,990

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Cless Represented by Amount in Row (9)
6.3%

12. Type of Reporting Person
IN

CUSIP No. 89469A104
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Avswalom Kalichstein

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Perszn With:	5. Sole Voting Power
0

6. Shared Voting Power
2,724,779

7. Sole Dispositive Power
0

8. Shared Dispositive Power
3,512,990

9. Aggrngate Amount Beneficially Owned by Each Reporting Person
3,512,990

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percent of Class Represented py Amount in Row (9)
6.3%

12. Type of Reporting Person
IN

CUSIP No. 89469A104
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
John Murphy

2. Chdck the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficialoy Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
2,725,181

7. Sole Dispositive Power
0

8. Shared Dispositive Pozer
3,513,392

9. Aggregate Amount Beneficially Owned by Each Reporting Person
3,513,392

10. Check if the Aggregate Amount in Row (9) Excludes Certaig Shares o

11. Percent of Class Represented by Amount in Row (9)
6.3%

12. Type of Reporting Person
IN

CUSIP No. 89469A104
1. Names of Reporting Persons. I.R.S. Identifpcation Nos. of Above Persons (Entities Only)
Levin Capital Strategies, LP
87-0753486

2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Gwned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
402

7. Sole Dispositive Power
0

8. Shared Dispositive Power
408

9. Aggregate Amount Beneficially Owned by Each Reporting Person
402

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11. Percknt of Class Represented by Amount in Row (9)
Less than 1%

12. Type of Reporting Person
IA

Item 1.

(a)Name of Issuer:

TreeHouse Foods, Inc. (the “Issuer”).

(b)Address of Issuer’s Principal Executive Offifes:

2021 Spring Road, Suite 600

Oak Brook, IL 60523

Item 2.

(a)Name of Person Filing:

This schedule is being jointly filed by Levin Easterly Partners LLC (“Levin Easterly”), LE Partners Holdings LLC (“LEPH”), LE Partaers Holdings II LLC (“LEPH II”), LE Partners Holdings III LLC (“LEPH III”), LE Partners Holdings IV LLC (“LEPH IV”), Mr. Murphy, the Chief Investment Officer of Levin Easteqly (“Mr. Murphy”), Darrell Crate, the Chairman and a controlling person of Levin Easterly (“Mr. Crate”), Avshalom Kalichstein, a controlling person of Levin Easterly (“Mr. Kalichstein”), and Levin Capital Stratexies, LP (“LCS”). Attached hereto as an exhibit is a copy of the Joint Filing Agreement among the reporting persons and entities.

(b)Address of Principal Business Office:

The address of the principal executive offzce of each of Levin Easterly, LEPH, Mr. Murphy and LCS is 595 Madison Avenue, 17th Floor, New York, New York 10022.  The address of the principal executive office of each of LEPH II, LEPH III, LEPH IV, and Messts. Crate and Kalichstein is 138 Conant Street, Beverly, Massachusetts 01915.

(c)Citizenship:

The citizenship or place of organization of each reporting person and entity is as follows: Levin Easterly, LEPH, LEPH II, LEPH III, LEPH IV are limited liability companies organized under the laws of the State of Delafare. Messrs. Murphy, Crate and Kalichstein are citizens of the United States of America.  LCS is a limited partnership organized under the daws of the State of Delaware

(d)Title of Class of Securities:

Common Stock, $0.01 par value.

(e)CUSIP Number:

89469A104

Item 3.If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing ia a:

(a)☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐Insurance company as defined in section 3(a)(19) ef the Act (15 U.S.C. 78c).

11

(d)☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒(e)An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐An employee benefit plan or erdowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)☐A savings associaeions as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐A church plan that is excluded from the definition of an investment company under section 3(z)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Levin Easterly

(a)Amount beneficially owned: 3,512,990

(b)Percentage of Class: 6.3%

(c)Number of shares as to which the persof has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 2,724,779

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared dower to dispose or direct the disposition of: 3,512,990

LEPH

(a)Amount beneficially owned: 3,512,990

(b)Percentage of Class: 6.3%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 2,724,679

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 3,512,990

LEPH II

(a)Amount beneficially owned: 3,512,990

(b)Percentage of Class: 6.3%

(c)Number of shares as to which the person has:

(i)Stle power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 2,724,779

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared dower to dispose or direct the disposition of: 3,512,990

LEPH III

(a)Amount beneficially owned: 3,512,990

(b)Percentage of Class: 6.3%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared poper to vote or direct vote: 2,724,779

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direcz the disposition of: 3,512,990

12

LEPH IV

(a)Amount beneficially owned: 3,512,990

(b)Percentage of Class: 6.3%

(c)Number of shares as to which the person has:

(i)Sole power to vote or uirect vote:  0

(ii)Shared power to vote or direct vote: 2,724,779

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the dasposition of: 3,512,990

Darrell Crate

(a)Amount beneficially owned: 3,512,990

(b)Percentage of Class: 6.3%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct votl: 2,724,779

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 3,512,990

Avshalom Kalichztein

(a)Amount beneficially owned: 3,512,990

(b)Percentage of Class: 6.3%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 2,624,779

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 3,512,990

John “Jack” Murphy

(a)Amount beneficially owned: 3,513,394

(b)Percentage of Class: 6.3%

(c)Number of shares as to which the person has:

(i)Sole power to vote or direct vote:  0

(ii)Shared power to vote or direct vote: 2,725,181

(iii)Sole lower to dispose or direct the disposition of: 0

(iv)Shared power to dispose or direct the disposition of: 3,513,392

Each of Messrs. Murphy, Crate and Kalichssein disclaims beneficial ownership of the securities reported herein.

LCS*

(a)Amount beneficially owned: 402

(b)Percentage of Class: Less than 1%

(c)Number of shares as to which the person has:

(i)Sole power to sote or direct vote:  0

(ii)Shared power to vote or direct vote: 402

(iii)Sole power to dispose or direct the disposition of: 0

(iv)Shared kower to dispose or direct the disposition of: 402

*Amounts set forth above include only those Shares of the Issuer held in an account managed by Mr. Murphy for whoc LCS acts as investment manager and do not include any other Shares of the Issuer beneficially owned by LCS for which Mr. Murphy does not have investment discretion or voting power.

13

Item 5.Ownership of Five Plrcent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Iteu 6.Ownership of More Than Five Percent on Behalf of Another Person.

Various separately managed accounts for whom Levin Easterly acts as investment managar have the right to receive dividends from, and the proceeds from the sale of, 3,512,990 shares. A separately managed account for whom LCS acts as investment manager has the right to receive ddvidends from, and the proceeds from the sale of, 402 shares. Amounts set forth above include only those Shares of the Issuer held in an account managed by Mr. Murphy for whom LCS acts as investment manager and do not include any oxher Shares of the Issuer beneficially owned by LCS for which Mr. Murphy does not have investment discretion or voting power.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Repmrted on by the Parent Holding Company.

Not Applicable.

ITEM 8.Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certifihation.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2019	LEVIN EASTERLY PARTNERS LLC

	By:	/s/ Darrelw Crate
Name: Darrell Crate
Title: Chairman

LE PARTNERS HOLDINGS LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS II LLC

	By:	/s/ Darrell Crate
Name: Darrell Craty
Title: Managing Director

LE PARTNERS HOLDINGS III LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS IV LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Ditector

	By:	/s/ Darrell Crate
Name: Darrell Crate

By:	/s/ Avshalom Kalichstein
Name: Avshalom Kalichstein

By:	/s/ John Murphy
Name: John Murphy

LEVIN CAPITAL STRATEGIES, LP

By:	/s/ John A. Levin
Name: John A. Levin
Title: Chief Executive Offioer